CUSIP No. 23283M 10 1
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cytodyn, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

23283M  10  1

(CUSIP Number)

Law Offices of Joseph P. Bartlett, Esq.
1900 Avenue of the Stars, Suite 20th Floor
Los Angeles, CA 90067
(310) 201-7553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

May 5, 2011

(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283M 10 1

1. Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person
Corinne Allen

2. Check the Appropriate Box if a Member of a Group
(A) ☐
(B) ☐

3. SEC Use Only

4. Source of Funds

PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,417,204

8. Shared Voting Power
-0-

9. Sole Dispositive Power
1,417,204

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,417,204

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
6.5%(1)

14. Type of Reporting Person
IN
_________________
(1)           Based on 21,797,396 shares of Common Stock outstanding, as reported in the Company’s Form 10-Q filed 10/07/2011.  See Item 5 for a more detailed description.

CUSIP No. 23283M 10 1

Item 1.  Security and Issuer

Issuer:  Cytodyn, Inc.

Security:  Common Stock, no par value (“Common Stock”)

Item 2.  Identity and Background

(a) This Statement is being filed by Corinne Allen (the “Reporting Person”).

(b) The Reporting Person’s business address is PO Box 66, Glorieta, NM 87535.

(c) The Reporting Person is a homemaker.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

All shares of Common Stock were purchased using personal funds

Item 4.  Purpose of Transaction

The shares of Common Stock were purchased by the Reporting Person in connection with the founding of the Company.  The Reporting Person resigned as an employee of the Company on March 17, 2011.  The Reporting Person has no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, the Reporting Persons retains right to modify plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 1,417,204 shares of Common Stock, representing 6.5% of the shares of Common Stock (based on the number of shares of Common Stock issued and outstanding as reported on the Issuer’s 10-Q filed on 10/07/2011).

(b) The Reporting Person has sole voting and dispositive power with respect to all shares of Common Stock beneficially owned.

(c) The only transactions since the date 60 days following the event reported has been (a) the receipt of a gift of 200,000 shares (100,000 shares on May 5, 2011, and 100,000 shares on May 17, 2011) from the Reporting Person’s father, Al Allen and the following open market sales:

Beginning Reporting Shares		1,038,071

Date	Security Transaction	Amt of Shs	Net Shs
May 3, 2011	Gift from Al	100,000	1,138,071
May 17, 2011	Gift from Al	100,000	1,238,071
May 6, 2011	Open Market Sale	(10,000)	1,228,071
May 9, 2011	Open Market Sale	(5,000)	1,223,071
May 10, 2011	Open Market Sale	(5,000)	1,218,071
May 11, 2011	Open Market Sale	(4,000)	1,214,071
May 12, 2011	Open Market Sale	(25,000)	1,189,071
May 18, 2011	Open Market Sale	(10,000)	1,179,071
May 19, 2011	Open Market Sale	(10,000)	1,169,071
May 20, 2011	Open Market Sale	(15,000)	1,154,071
May 23, 2011	Open Market Sale	(10,000)	1,144,071
May 24, 2011	Open Market Sale	(6,000)	1,138,071
May 26, 2011	Open Market Sale	(10,000)	1,128,071
May 27, 2011	Open Market Sale	(9,400)	1,118,671
May 31, 2011	Open Market Sale	(10,000)	1,108,671
June 1, 2011	Open Market Sale	(9,000)	1,099,671
June 7, 2011	Open Market Sale	(8,000)	1,091,671
June 9, 2011	Open Market Sale	(3,600)	1,088,071
July 27, 2011	Open Market Sale	(16,230)	1,071,841
August 2, 2011	Open Market Sale	(14,000)	1,057,841
August 8, 2011	Open Market Sale	(4,500)	1,053,341
August 12, 2011	Open Market Sale	(1,000)	1,052,341
August 16, 2011	Open Market Sale	(1,500)	1,050,841
August 17, 2011	Open Market Sale	(1,000)	1,049,841
Sep 12,2011	Open Market Sale	(11,770)	1,038,071

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated:  December 5, 2011
/s/ Corinne Allen
Corinne Allen

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